UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-49729

Check One:	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form NSAR

For the period ended: December 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: AiXin Life International, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:	Hongxing International Business Building 2, 14th FL,
No. 69 Qingyun South Ave. Jinjiang District,
Chengdu City, Sichuan Province, China

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AiXin Life International, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 due to difficulties encountered in completing the financial statements required to be included therein, and the review procedures related thereto, as a result of the disruptions caused by the safety measures put in place by the Government in China as a result of the outbreak of the Covid-19 epidemic. These delays could not be eliminated by the Company without unreasonable effort and expense. Although the Company will attempt to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, there is no assurance that it will be able to do so and it intends to file a Report on Form 8-K providing more information.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Quanzhong Lin	86 313	6732526

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [  ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

AiXin Life International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2020

AIXIN LIFE INTERNATIONAL, INC.

By:	/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer